Exhibit 99.1

Paris, November 23, 2005

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18 128 541 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from August 26 to November 18, 2005 on the Eurolist by

Euronext.

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
August 26, 2005	2,521	12.3327	31,090.74
August 29, 2005	12,206	12.2274	149,247.64
August 30, 2005	12,269	12.1329	148,858.55
November 4, 2005	5,321	12.8987	68,633.98
November 7, 2005	450	12.9359	5,821.16
November 9, 2005	150	12.9100	1,936.50
November 10, 2005	41,465	12.9712	537,850.81
November 11, 2005	1,624	12.9705	21,064.09
November 16, 2005	1,500	12.9200	19,380.00
November 17, 2005	400	12.9999	5,199.96
November 18, 2005	113	13.0000	1,469.00
Total	78,019	12.70	990,552.43

(1) including shares purchased through derivative financial instrument